

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 9, 2009

Mr. Jing Xing
Chief Executive Officer and
Co-Chairman of the Board
Asia Premium Television Group, Inc.
Room 602
2 North Tuanjiehu Street, Chaoyang District
Beijing, 100026, People's Republic of China

> **Re:** **Asia Premium Television Group, Inc.**
> **Form 10-K**
> **Filed: April 17, 2009**
> **File No. 33-33263**

Dear Mr. Xing:

We issued comments to you on the above captioned filings on April 23, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by June 23, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by June 23, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Sincerely,

Larry Spirgel
Assistant Director